UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-00566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Greif 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greif, Inc.

425 Winter Road

Delaware, Ohio 43015

REQUIRED INFORMATION

The following financial statements for the Greif 401(k) Retirement Plan are being filed herewith:

Description	Page No.

Financial Statements:

As of December 31, 2015 and 2014 and the year ended December 31, 2015

Report of Independent Registered Public Accounting Firm	Page 2

Statements of Net Assets Available for Benefits	Page 3

Statement of Changes in Net Assets Available for Benefits	Page 4

Notes to Financial Statements	Page 5

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	Page 19

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

The following exhibits are being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Greif 401(k) Retirement Plan

Delaware, Ohio

We have audited the accompanying statements of net assets available for benefits of the Greif 401(k) Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Columbus, Ohio

June 27, 2016

Greif 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets:
Investments, at fair value:
Money market fund	$301,800	$439,700
Mutual funds	187,162,427	190,869,203
Common collective funds	40,167,567	41,352,490
Common stocks	6,044,669	7,814,109

Total investments	233,676,463	240,475,502
Receivables:
Participant notes receivable	8,023,074	8,053,837
Participant contributions receivable	351,858	340,163
Employer contributions receivable	196,676	201,051
Accrued income and unsettled trades	81,290	68,920

Total receivables	8,652,898	8,663,971

Net assets available for benefits, at fair value	242,329,361	249,139,473

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(179,426)	(510,352)

Net assets available for benefits	$242,149,935	$248,629,121

See accompanying notes.

Greif 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions:
Participant contributions	$11,678,007
Employer contributions	9,190,941
Rollover contributions	530,783

Total contributions	21,399,731
Interest income on participant notes receivable	332,535
Investment income:
Net depreciation in fair value of investments (Note 3)	(5,278,372)
Dividend income	3,269,913
Other income	2,754

Total additions	19,726,561
Deductions:
Benefits paid to participants	25,823,247
Administrative fees	381,494

Total deductions	26,204,741
Total transfers out of Plan	(1,006)

Net decrease in net assets	(6,479,186)

Net assets available for benefits, beginning of year	248,629,121

Net assets available for benefits, end of year	$242,149,935

See accompanying notes.

Greif 401(k) Retirement Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Greif 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document and summary plan description for more complete information.

General

The Plan is a defined contribution plan covering all employees at adopting locations of Greif Packaging LLC (the “Sponsor”), a wholly-owned subsidiary of Greif, Inc., and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted by the Sponsor to provide eligible employees with special incentives for retirement savings. Eligible employees participate as soon as administratively feasible following their date of hire and upon attaining the age of 18.

Greif Packaging LLC is both the Sponsor and Administrator and is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. Wells Fargo (the “Trustee”) maintains the Plan assets.

Participant Contributions

Participants may contribute up to 100% of their annual compensation, not to exceed the deferral limit as established annually by the Internal Revenue Code, into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant’s federal income tax exclusion for that plan year. As soon as eligibility criteria are satisfied, participants are automatically enrolled with payroll deductions of 3%. Subsequent to this, the participant can change their deferral election. Until participants make an investment selection, all of their contributions are invested in a target fund investment option that corresponds to the participant’s projected retirement date, which is based on the participant’s current age and a retirement age of 65. Once the participant makes an investment election, participant contributions are allocated as the participant directs.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer Contributions

At its discretion, the Sponsor may make matching and/or profit sharing contributions as set forth in the Plan document. Additionally, the Sponsor contributes 3% of compensation earned for all participants not eligible to participate in the Greif Pension Plan. Certain employer matching contributions are paid pursuant to collective bargaining agreements. The Sponsor’s contributions are allocated to investments in the same manner as that of the participant’s elective contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Sponsor’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 22 mutual funds at registered investment companies, two pooled account of common collective trusts, a money market fund and an employer common stock fund.

Vesting

Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Employer contributions and actual earnings thereon vest ratably over a five-year period unless otherwise provided by collective bargaining agreements.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired within a five year period, the forfeited contributions are reinstated. Forfeited balances of terminated participant’s nonvested accounts are used to reduce the administrative expenses of the Plan or future employer contributions. Unallocated forfeitures balances as of December 31, 2015 and 2014 were approximately $45,000 and $189,000, respectively. Forfeitures used to reduce employer contributions in 2015 were approximately $609,000.

Notes Receivable from Participants

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1–5 years or up to 15 years for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A reasonable interest rate will be determined for each loan by the Plan Administrator and is commensurate with prevailing rates at the issuance of loans. As of December 31, 2015, participant loans have maturities though 2030 at interest rates ranging from 4.25 percent to 9.25 percent.

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan document), retirement, or the attainment of age 59  1⁄2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments at the participant’s election.

Employer Stock Fund

Participants can elect to invest in the employer stock fund consisting of Greif, Inc. Class A Common Stock. The fund may also hold cash or cash equivalents as necessary to satisfy the obligations of the fund. Shares of Greif, Inc. Class A Common Stock held by the Plan are included in Common stocks on the Statements of Net Assets Available for Benefits.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Payment of Benefits

Benefits are recorded upon distribution to participants. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2015 and 2014.

Administrative Expenses

All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Plan participant’s accounts are charged on a per-participant basis for additional recordkeeping and investment advisory.

Plan Transfers

During 2015, there was $1,006 of transfers out of the Plan due to divestitures of certain subsidiaries of Greif Packaging LLC during the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion and disclosures related to fair value measurements. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of Greif, Inc. Class A common stock are valued based on quoted market prices which represent the value of shares held by the Plan at year-end. The fair value of the participation units in common collective funds are based on quoted redemption values on the last business day of the Plan’s year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net (depreciation)/appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan provides various investment securities options to its participants. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements Not Yet Effective

On May 1, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”) which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, a Plan would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan expects to adopt this guidance beginning January 1, 2016, and has not yet determined the potential impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. ASU 2015-12: Part I removes the requirements to measure the fair value of Fully Benefit-Responsive Investment Contracts (FBRICs) and provide the related disclosures about fair value required certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. The new guidance requires EBPs to disclose the total contract value of each type of FBRIC (e.g., synthetic investment contracts, traditional investment contracts). Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part II removes investments disaggregated “by class” (i.e., the nature, characteristics and risks of the investment). The Plan will only be required to disaggregate its investments measured using fair value by general type, either on the face of the financial statements or in the notes to the financial statements. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Part III allows a plan with a fiscal year end that doesn’t coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end (i.e., an alternative measurement date). The amendments in Parts I and II should be retrospectively applied for all financial statements presented.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements Not Yet Effective (continued)

An entity should apply the amendments on Part III prospectively. These amendments are effective for annual periods beginning after December 15, 2015. The Plan expects to adopt this guidance beginning January 1, 2016, and has not yet determined the potential impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2015	2014
Wells Fargo Stable Return Fund N*	$35,885,220	$36,453,728
Vanguard Target Retirement 2020	22,844,066	23,849,980
Vangaurd Target Retirement 2030	19,706,486	19,977,725
PIMCO Total Return Fund (Inst)	19,508,580	19,405,943
Dodge & Cox Stock Fund	17,381,056	19,811,799
Vanguard Institutional Index I	15,911,505	16,485,928
T. Rowe Price Mid-Cap Growth Fund	15,642,256	14,784,278
Vanguard Retirement 2040	14,586,150	14,053,163
MainStay Large Cap Growth I **	13,148,790	12,748,356

*	The contract value of the Wells Fargo Stable Value Fund N (the “Stable Return Fund”) is disclosed in the table above. The fair value of the Plan’s investment in the Stable Return Fund was $36,064,646 and $36,964,080 at December 31, 2015 and 2014, respectively. The Stable Return Fund was 100% invested in the Wells Fargo Stable Return Fund G. The Stable Return Fund is a party-in-interest.
**	Amount in 2014 does not exceed 5% of the Plan’s net assets at the specified date.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2015, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value of Investments
Mutual funds	$(3,410,000)
Common stock	(2,494,946)
Common collective funds	626,574

$(5,278,372)

4. Fully Benefit Responsive Investment Contracts

The Stable Return Fund is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive. The Stable Return Fund is recorded at fair value (see Note 5); however, since the contract is fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. As the Stable Return Fund does not invest directly in fully benefit-responsive contracts, (only indirectly through its investment in the Wells Fargo Stable Return Fund G) the disclosure requirements for stable value investment funds are not required to be included in the financial statements.

The Plan invests in the TS&W Mid Cap Value common collective trust class 85 which is managed by Global Trust Company. The fund invests in mid cap equity securities and short term investment funds. The funds are fully invested in contracts deemed to be fully benefit-responsive. The TS&W Fund is recorded at contract value in the statements of net assets available for benefits to present these investments. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•	Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

As described in ASC 962, Plan Accounting – Defined Contribution Pension Plans (ASC 962) investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its common collective trusts (Wells Fargo Stable Return Fund N and TS&W at December 31, 2015 and 2014.) As required by ASC 962, the statements of net assets available for benefits present the fair value of the investment contracts and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the investment contracts is based on information reported by the issuer of the common collective trust at year-end.

The contract value of the investment contracts represents contributions plus earnings, less participant withdrawals, and administrative expenses.

The following is a description of the valuation methodologies used for investments measured at fair value. The inputs or methodology to value securities are not necessarily an indication of risk associated with investing in those securities, and there have been no changes in the methodologies used at December 31, 2015 and 2014. Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Common stocks are valued at the closing price reported in the active market on which the individual securities are traded.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective funds are measured at net asset value, exclusive of the adjustment to contract value. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. The use of net asset value is deemed appropriate as the collective funds do not have a finite life, unfunded commitments or significant restrictions on redemptions.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

Money Markets Funds are valued at cost plus accrued interest.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2015 and 2014, respectively.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity Securities	$161,587,324	$—	$—	$161,587,324
Fixed Income	25,751,403	—	—	25,751,403

Total Mutual Funds	187,338,727	—	—	187,338,727
Common collective funds	—	40,167,567	—	40,167,567
Money market fund (a)	—	301,800	—	301,800
Common stocks	6,044,669	—	—	6,044,669

Total assets at fair value	$193,383,396	$40,469,367	$—	$233,852,763

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity Securities	$164,433,826	$—	$—	$164,433,826
Fixed Income	26,435,377	—	—	26,435,377

Total Mutual Funds	190,869,203	—	—	190,869,203
Common collective funds	—	41,352,490	—	41,352,490
Money market fund (a)	—	439,700	—	439,700
Common stocks	7,814,109	—	—	7,814,109

Total assets at fair value	$198,683,312	$41,792,190	$—	$240,475,502

(a)	The Fund invests in a portfolio of high-quality, short-term debt securities issued by governments, corporations, banks, and other financial institutions. All of the Fund’s investments were valued using Level 2 inputs since the primary inputs include the credit quality of the issuer and short-term interest rates (both of which are observable) in addition to the use of amortized cost.

Transfers Between levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to the total net assets available for benefits. There were no transfers between levels during fiscal year 2015 or 2014.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

6. Party-in-Interest Transactions

The Plan holds units in Wells Fargo Stable Return Fund N and Wells Fargo Advantage Heritage Money Market fund, which are managed by the Trustee. The Plan also invests in the common stock of Greif, Inc. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

As of December 31, 2015 and 2014, the Plan owned 684,950 and 706,920 shares of the Wells Fargo Stable Return Fund N with a fair value of $36,064,646 and $36,964,080, respectively.

As of December 31, 2015 and 2014, the Wells Fargo Advantage Heritage Money Market fund had a fair value of $301,800 and $439,700, respectively.

As of December 31, 2015 and 2014, the Plan owned 163,467 and 165,448 shares of the Greif, Inc.’s Class A Common Stock with a fair value of $6,044,669 and $7,814,109, respectively. As of December 31, 2015 and 2014, the cost basis of Greif, Inc.’s Class A Common Stock was $8,236,142 and $7,344,918, respectively. Dividends received from Greif, Inc. were $315,284 for the year ended December 31, 2015.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 26, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service (IRS), the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

GAAP requires accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of amounts per the financial statements at December 31, 2015 and 2014, to the Form 5500:

	December 31
	2015	2014
Net assets available for benefits per the financial statements	$242,192,130	$248,629,121
Less: Participant contributions receivable	378,924	340,163
Less: Employer contributions receivable	211,805	201,051

Net assets available for benefits per the Form 5500	$241,601,401	$248,087,907

The following is a reconciliation of employer contributions per the financial statements for the year ended December 31, 2015, to the Form 5500:

Employer contributions per the financial statements	$11,677,066
Less: Employer contributions receivable at December 31, 2015	(211,805)
Plus: Employer contributions receivable at December 31, 2014	201,051

Employer contributions per the Form 5500	$11,666,312

The following is a reconciliation of participant contributions per the financial statements for the year ended December 31, 2015, to the Form 5500:

Participant contributions per the financial statements	$9,234,077
Less: Participant contributions receivable at December 31, 2015	(378,924)
Plus: Participant contributions receivable at December 31, 2014	340,163

Participant contributions per the Form 5500	$9,195,316

The following is a reconciliation of value of Common/collective trusts funds per the financial statements for the year ended December 31, 2015, to the Form 5500:

Common/collective trusts funds per the financial statements	$40,167,567
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts	(179,426)

Common/collective trusts funds per the Form 5500	$39,988,141

Supplemental Schedule

Greif 401(k) Retirement Plan

Employer ID No: 436-3268123 Plan No: 001

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Wells Fargo Advantage Heritage Money Market	Money Market	$301,800
	Equity Securities Mutual Funds
	Vanguard Target Retirement 2020	Mutual Funds	22,844,066
	Vanguard Target Retirement 2030	Mutual Funds	19,706,486
	Dodge & Cox Stock Fund	Mutual Funds	17,381,056
	Vanguard Institutional Index I	Mutual Funds	15,911,505
	T. Rowe Price Mid-Cap Growth Fund	Mutual Funds	15,642,256
	Vanguard Target Retirement 2040	Mutual Funds	14,586,150
	MainStay Large Cap Growth I	Mutual Funds	13,148,790
	American Funds EuroPacific Growth	Mutual Funds	9,988,159
	Vanguard Target Retirement 2050	Mutual Funds	7,157,647
	DFA U.S. Targeted Value I	Mutual Funds	5,242,616
	Vanguard Target Retirement 2025	Mutual Funds	5,697,221
	Vanguard Small Cap Growth Ind Admiral S	Mutual Funds	4,533,529
	Vanguard Target Retirement 2015	Mutual Funds	3,299,987
	Vanguard Target Retirement 2035	Mutual Funds	3,257,309
	Vanguard Target Retirement 2045	Mutual Funds	1,231,664
	Parametric Emerging Markets Fund Inst. C	Mutual Funds	675,175
	Vanguard Target Retirement 2055	Mutual Funds	1,015,560
	Vanguard Target Retirement 2060	Mutual Funds	268,148

			161,587,324
	Fixed Income Mutual Funds
	PIMCO Total Return Fund (Inst)	Mutual Funds	19,508,580
	Vanguard Target Retirement 2010	Mutual Funds	3,543,208
	Vanguard Target Retirement Income	Mutual Funds	1,767,902
	PIMCO Real Return/Institutional	Mutual Funds	755,413

			25,575,103
	Common/Collective Fixed Income Funds
*	Wells Fargo Stable Return Fund N	Common Collective Funds	36,064,646
	TS&W Collective/MID CAP Value TR	Common Collective Funds	4,102,921

			40,167,567
	Common Stock
*	Greif, Inc. Class A Common Stock	Common Stock	6,044,669
	Loans to Participants
*	Participant notes receivable	Interest rates of 4.25% to 9.25% due dates rangion 2016-2030	8,023,074

			$241,699,537

*	Indicates parties-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREIF 401(k) RETIREMENT PLAN

Date: June 27, 2016	By:	/s/ DeeAnne Marlow
		Printed Name:	DeeAnne Marlow
		Title:	Senior VP Peoples Services & Chief Talent Officer